Eilenberg & Krause llp
11 east 44th street, 19th Floor
new york, new york 10017

Telephone: (212) 986-9700
Facsimile: (212) 986-2399

July 15, 2011

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention:	Joe McCann, Esq.
Geoff Kruczek, Esq.
Eric Atalla, CPA
Kevin Vaughn, CPA

Re:	SyntheMed, Inc.
Preliminary Proxy Statement on Schedule 14A
Amendment No. 4
File No. 000-20580

Ladies and Gentlemen:

SyntheMed, Inc. (“SyntheMed”) is filing electronically with the Commission today Amendment No. 4 to the Preliminary Proxy Statement on Schedule 14A (the “Amended Schedule 14A”).  As discussed on the telephone with Mr. McCann, the Amended Schedule 14A reflects the disclosure proposed in our letter to you of July 5, as well as certain other updating changes.

SyntheMed acknowledges that:

•	SyntheMed is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	SyntheMed may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.  If you have any further questions or comments, please contact me at (212) 986-9700, extension 335.

Very truly yours, s/Keith Moskowitz Keith Moskowitz

Cc:  SyntheMed, Inc.
Richard L. Franklin, M.D., Ph.D., Executive Chairman